Mail Stop 4561

June 19, 2006

By U.S. Mail and facsimile to (312) 751-0769

Mark Goldwasser
Chairman, President and Chief Executive Officer
Olympic Cascade Financial Corporation
875 North Michigan Avenue, Suite 1560
Chicago, IL 60611

> **Re: Olympic Cascade Financial Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2005**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2005**
> **File No. 001-12629**

Dear Mr. Goldwasser:

We have reviewed your response letter dated May 31, 2006 and have the following additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2005:

Consolidated Statements of Operations – page F-3

1. We note your response to comment 3 of our letter dated May 18, 2006 that substantially all of your expenses represent cost of services. We believe that you fall within the scope of Article 5 of Regulation S-X. Rule 5-03 of Regulation S-X requires you to present cost of services and selling, general and administrative expenses separately. Please tell us whether you have the information available to separately present cost of services on the face of your income statement. If you do not have this information available and believe that providing this information would involve undue cost and burden, please provide us with support for your determination, including your estimate of changes that would need to be made and the time and resources involved.

2. In future filings please disclose how you manage and analyze your financial results including how you determine the prices for your services, determine the proper cost structure, and manage the overall profitability of your business. Please provide us with your proposed future disclosure.

Note 3.b – Significant Agreements and Transactions-Capital Transactions, page F-15

3. We note your response to comment 4 of our letter dated May 18, 2006. Please clarify how you determined that extending the maturity of the notes and warrants did not represent a modification of the debt instrument and EITF 96-19 is not applicable, especially considering your response to comment 6 of our letter dated March 20, 2006 that you did not determine the modification to not be substantial. Also provide us the specific guidance that indicates the modification is outside the scope of EITF 96-19 and supports your current accounting treatment.

4. In the event you are unable to support your position that these amendments did not represent a modification, please respond to comment 4 of our letter dated May 18, 2006.

Form 10-Q for the Fiscal Quarter Ended December 31, 2005

Note 10 – Subsequent Events, page 9

5. In your response to comment 5 of our letter dated May 18, 2006, you state that you consider the Series B Convertible Preferred Stock to be "conventional" in accordance with EITF 05-2. Please tell us how you determined the Series B Convertible Preferred Stock to have a mandatory redemption date and to be more akin to debt than equity, qualifying it for the exception included in paragraph 4 of EITF 00-19. Refer to Issue 3 of EITF 05-02.

6. In the Series B Convertible Preferred agreement and the 11% Convertible Promissory Note agreement filed as Exhibits 3.5 and 4.2, respectively, in your Form 8-K filed January 18, 2006, we note that you hold an additional embedded conversion option – a Company Mandated Conversion option contingent upon specified closing prices of your common stock and the registration of the underlying shares of common stock under the Securities Act. Please tell us how you accounted for and valued this embedded conversion option considering the guidance in paragraphs 11(a) and 12 of SFAS 133 and EITF 00-19.

* * * * *

Mark Goldwasser
Olympic Cascade Financial Corporation
June 19, 2006
Page 3

　　Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

　　You may contact Matthew Komar (Staff Accountant) at (202) 551-3781 or me at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Amit Pande
Assistant Chief Accountant